[Heritage Financial Corporation Letterhead]

February 27, 2014

Via EDGAR and Email

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Heritage Financial Corporation, Olympia, Washington

Registration Statement on Form S-4 (Commission File No. 333-192985)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement, Heritage Financial Corporation (the “Company”) hereby respectfully requests that the above-referenced Registration Statement be declared effective at 12:00 Noon on Tuesday, March 4, 2014, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. John F. Breyer, Jr. of Breyer & Associates PC at (703) 883-1100.

Sincerely,

/s/ Brian L. Vance

Brian L. Vance
President and Chief Executive Officer

cc:	Christopher Dunham, Esquire, Division of Corporation Finance, Securities and Exchange Commission